Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF

ASSOCIATION

This announcement is made by Li Auto Inc. (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in relation to the proposed amendments to the memorandum and articles of association of the Company (the “Memorandum and Articles of Association”).

On January 1, 2022, the Listing Rules were amended by, among others, adopting a uniform set of 14 core standards for shareholder protections for issuers regardless of their place of incorporation set out in Appendix 3 to the Listing Rules. The board of directors of the Company (the “Board”) proposes to make certain amendments to the Memorandum and Articles of Association by way of adoption of an amended and restated memorandum of association and articles of association of the Company (the “New Memorandum and Articles of Association”) to conform to the said core standards for shareholder protections and to incorporate certain housekeeping changes.

The proposed adoption of the New Memorandum and Articles of Association shall be subject to the passing of a special resolution by the shareholders of the Company at the forthcoming annual general meeting of the Company to be held on May 31, 2023 (the “AGM”). A circular containing, among others, details of the proposed amendments to the Memorandum and Articles of Association and a notice convening the AGM will be despatched to the Company’s shareholders as soon as practicable.

By Order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, April 17, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.